As filed with the Securities and Exchange Commission on July 15, 2003
Registration No. 333-44613, 333-105877

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	6324	41-1321939
(state or other jurisdiction of organization)	(primary standard industrial classification code number)	(IRS employer identification no.)

UnitedHealth Group Center

9900 Bren Road East
Minnetonka, Minnesota 55343
(952) 936-1300
(address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

David J. Lubben, Esq.

General Counsel
UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343
(952) 936-1300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Jonathan B. Abram, Esq.

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
(612) 343-7962

     Approximate date of commencement of the proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Registration
Securities to be Registered	Registered(1)(2)	Share(2)(3)	Price(3)	Fee(4)(5)

Common stock, par value $.01 per share	13,000,000	$47.445	$616,785,000	$49,898

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)	As adjusted to reflect a 2 for 1 stock split on June 18, 2003.

(3)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act.

(4)	Previously paid.

(5)	Pursuant to Rule 429 under the Securities Act, the prospectus contained in this registration statement is a combined prospectus that also relates to 11,293,224 remaining shares of common stock (as adjusted to reflect 2 for 1 stock splits on December 22, 2000 and June 18, 2003) previously registered under registration statement file number 333-44613, which amount is being carried forward to this registration statement. The registrant paid a registration fee with respect to the shares carried forward at the time of the filing of the registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the SEC, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
UNITEDHEALTH GROUP
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
SELLING SHAREHOLDERS
EXPERTS
USE OF PROCEEDS
LEGAL MATTERS
SIGNATURES
EXHIBIT INDEX
EX-15 Letter Re: Unaudited Interim Financial Infor
EX-23.1 Consent of Deloitte & Touche LLP

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED JULY 15, 2003

UnitedHealth Group Incorporated

Common Stock

($.01 par value)

        This prospectus relates to up to 24,293,224 shares (the “Shares”) of common stock, par value $.01 per share, of UnitedHealth Group Incorporated, a Minnesota corporation (“we” or “us”), that may be offered and issued from time to time in connection with acquisitions by us or our subsidiaries of the assets or securities of other businesses. We also may issue the Shares upon the exercise of options, warrants, convertible securities or other similar securities assumed or issued by us from time to time in connection with such acquisitions.

      We anticipate that the terms of acquisitions in connection with which the Shares are issued will be determined through direct negotiations with the owners or controlling persons of the businesses being acquired. We also anticipate that the Shares issued in connection with such acquisitions will be valued, for purposes of determining the numbers of the Shares to be issued, at prices related to the market price of our common stock as of one or more times during the period between the time the terms of an acquisition are agreed upon and the time the Shares are issued. We will not pay any discounts or commissions in connection with our issuance of the Shares, although we may pay finders’ fees from time to time in connection with certain acquisitions. Any person receiving finders’ fees may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

      Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “UNH.” On July 14, 2003, the last sale price of our common stock as reported on the NYSE was $49.85 per share.

       See “Risk Factors” beginning on Page 2 for a discussion of certain risks that you should consider before buying shares.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      The date of this prospectus is                     , 2003.

WHERE YOU CAN FIND MORE INFORMATION

      The registration statement that contains this prospectus contains additional information about us and the securities offered under this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our SEC filings are also available at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update this prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	Current Reports on Form 8-K filed on March 25, 2003 and May 8, 2003; and

•	the description of our common stock contained in any registration statement on Form 8-A filed by us under the Securities Exchange Act of 1934, and any amendment or report filed for the purpose of updating any such description.

      You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

UnitedHealth Group Incorporated
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343
Attn: Legal Department
(952) 936-1300

i

UNITEDHEALTH GROUP

      UnitedHealth Group is a leader in the health and well-being industry, serving more than 48 million Americans. Through our family of businesses, we combine clinical insight with consumer-friendly services and advanced technology to help people achieve optimal health and well-being through all stages of life. We conduct our business primarily through our operating divisions in four business segments.

      Our Uniprise segment serves the employee benefit needs of large organizations by developing cost-effective health care access and benefit strategies and programs, technology and service-driven solutions tailored to the specific needs of each corporate customer. Uniprise offers consumers access to a wide spectrum of health and well-being products and services.

      Our Health Care Services segment consists of our UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates health and well-being services on behalf of local employers and consumers nationwide. Ovations provides health and well-being services for Americans age 50 and older, addressing their unique needs for preventative and acute health care services, for services dealing with chronic disease and for responding to specialized issues relating to their overall well-being. AmeriChoice engages in facilitating health care benefits and services for state Medicaid programs and their beneficiaries.

      Our Specialized Care Services segment is a portfolio of health and well-being companies, each serving a specific market need with a unique blend of benefits, provider networks, services and resources. Specialized Care Services provides comprehensive products and services that are focused on highly specialized health care needs, such as mental health and chemical dependency, employee assistance, organ transplants, vision and dental services, chiropractic services, health-related information and other health and well-being services.

      Our Ingenix segment is a leader in the field of health care data and information, research, analysis and application. Ingenix serves multiple health care markets on a business-to-business basis, including pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and government agencies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words or phrases “believes,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” and similar expressions identify these forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, our business involves risks and uncertainties that may cause our actual results to differ significantly from the results discussed in the forward-looking statements. You should read the text under the heading “Risk Factors” below and those included in the filings incorporated by reference into the registration statement for cautionary statements regarding our business and results of operations. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

RISK FACTORS

Health Care Costs

      We use a large portion of our premium revenues to pay the costs of health care services delivered to our customers. Accordingly, the profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced three months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual health care costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. Relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results because of the relatively narrow operating margins of our risk-based arrangements. In addition, the financial results we report for any particular period include estimates of costs incurred for which the underlying claims have not been received by us or for which the claims have been received but not processed. If these estimates prove too high or too low, our earnings may be adjusted later based on actual costs.

Industry Factors

      The health and well-being industries receive significant negative publicity and have been the subject of large jury verdicts. This publicity has been accompanied by litigation, legislative activity, regulation and governmental review of industry practices. These factors may adversely affect our ability to market our products or services, may require us to change our products and services, and may increase the regulatory burdens under which we operate, further increasing our costs of doing business and adversely affecting our profitability.

Competition

      In many of our geographic or product markets, we compete with a number of other entities, some of which may have certain characteristics or capabilities that give them a competitive advantage. We believe the barriers to entry in certain markets are not substantial, so the addition of new competitors can occur relatively easily, and consumers enjoy significant flexibility in moving to competitors. Some of our customers may decide to perform for themselves functions or services we provide, which would decrease our revenues. Some of our contracted physicians and other health care providers may decide to market products and services to our customers in competition with us. In addition, significant merger and acquisition activity has occurred in the industry in which we operate as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems industries. To the extent that there is strong competition or that competition intensifies in any market, our ability to retain or increase customers or contracted physicians and other health care providers, or maintain or increase our revenue growth, pricing flexibility, control over medical cost trends and marketing expenses may be adversely affected.

AARP Contract

      Under our long-term contract with AARP, we provide Medicare Supplement and Hospital Indemnity health insurance and other products to AARP members. As of March 31, 2003, the AARP supplemental health care insurance program represented approximately $3.8 billion in annual net premium revenue from approximately 3.6 million AARP members. The success of our AARP arrangement depends, in part, on our ability to service these customers, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes. Additionally, events that adversely affect AARP or one of its other business partners for its member insurance program could have an adverse effect on the success of our arrangement with AARP.

Government Programs

      In response to medical cost increases that exceeded Medicare program reimbursement rate growth, we have withdrawn our Medicare+Choice product offerings from a number of counties and filed significant benefit adjustments in other counties. These and other actions have reduced Medicare+Choice enrollment and may result in further or complete withdrawal of Medicare+Choice product offerings, when and as permitted by our contracts with the Centers for Medicare and Medicaid Services (“CMS”). Under current regulations, we are precluded from re-entering the counties from which we have withdrawn our Medicare+Choice product offerings until two years after the effective date of withdrawal.

      The financial results of our Medicare+Choice, Medicaid and State Children’s Health Insurance Program (“SCHIP”) operations depend on a number of factors, including program reimbursement increases, government regulations, benefit design, physician and other health care provider contracting, state budgetary pressures (Medicaid and SCHIP) and other factors. There can be no assurance that any or all of our government program operations will be profitable in future periods.

Government Regulation

      Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

      We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past and may do so in the future.

      State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; use and maintenance of individually identifiable health information; medical malpractice litigation reform; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for a loss of business to new health care funding arrangements.

      We are also subject to various governmental investigations, audits and reviews. Such oversight could result in our loss of licensure or our right to participate in certain programs, or the imposition of civil or criminal fines, penalties and other sanctions. In addition, disclosure of any adverse investigation or audit results or sanctions could damage our reputation in various markets and make it more difficult for us to sell our products and services. We are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by the CMS, state and health insurance departments and state attorneys general, the Office of Personnel Management, the Office of the Inspector General and U.S. Attorneys. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

      Our operations are conducted through our subsidiaries. These companies are subject to state regulations that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and may restrict the timing and amount of dividends and other distributions that may be paid to their respective parent companies. Generally, the amount of dividend distributions that may be paid by our regulated subsidiaries, without prior approval by state regulatory authorities, is limited based on the subsidiary’s level of statutory net income, statutory capital and surplus. We use cash generated from operations, commercial paper and debt to maintain adequate operating and financial flexibility. The agencies that assess our creditworthiness also consider statutory capital levels when establishing our debt ratings. We maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require.

Physician, Hospital and Other Health Care Provider Relations

      One of the significant techniques we use to contain health care costs and facilitate care delivery is to contract with physicians, hospitals, pharmaceutical benefit managers and pharmaceutical manufacturers, and other health care providers for favorable prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

Litigation and Insurance

      Sometimes we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of certain customers and physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Racketeer Influenced Corrupt Organization Act. We will incur expenses in the defense of these matters, even if they are without merit.

      Recent court decisions and legislative activity may increase our exposure for any of these types of claims. In some cases, substantial non-economic, treble or punitive damages may be sought. We currently have insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be enough to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance. The cost of general business insurance coverage has increased significantly following the events of September 11, 2001. As a result, we have increased the amount of risk that we self-insure, particularly with respect to routine matters incidental to our business. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, there can be no assurance that the level of actual losses will not exceed the liabilities recorded.

Data Integrity and Information Systems

      Our businesses depend significantly on effective information systems and the integrity of the data we use to run these businesses. Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends significantly on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty in attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences. Our information systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving industry and regulatory standards, and changing customer preferences. For example, the administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and the Department of Labor’s ERISA claim processing regulations require changes to our current systems.

      We depend on independent third parties for significant portions of our systems-related support, equipment, facilities, and certain data, including data center operations, data network, voice communication services and pharmacy data processing. This dependence makes our operations vulnerable to such third parties’ failure to perform adequately under the contract, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, especially with regard to pharmacy benefits processing and management, we believe that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms which could adversely affect our operating results.

Proprietary Information and Privacy Regulations

      The use of individually identifiable data by our businesses is regulated at international, federal, state and local levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

      The success of our knowledge and information-related businesses also depends significantly on our ability to maintain proprietary rights to our databases and related products. We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation could have an adverse effect on the ability of our businesses to market and sell products and services and on our consolidated results of operations.

Administration and Management

      Efficient and cost-effective administration of our operations is essential to our profitability and competitive positioning. Staff-related and other operating expenses may increase from time to time due to business or product start-ups or expansions, growth or changes in business or the mix of products purchased by customers, acquisitions, regulatory requirements or other reasons. Unanticipated expense increases may adversely affect our financial results. We believe we currently have an experienced, capable management and technical staff. The market for management and technical personnel, including information systems professionals, in the health care industry is very competitive. Loss of key employees or a number of managers or technical staff could adversely affect our ability to administer and manage our business.

Marketing

      We market our products and services through both employed sales people and independent sales agents. The departure of key sales employees or agents or a large subset of these individuals could impair our ability to retain existing customers. Some of our customers or potential customers consider our debt ratings, accreditation or certification by various private or governmental bodies or rating agencies necessary or important. Some of our health plans or other business units may not have obtained or maintained, or may not desire or be able to obtain or maintain, such ratings, accreditation or certification, which could adversely affect our ability to obtain or acquire or retain business from these customers and potential customers.

Acquisitions and Dispositions

      We have an active ongoing acquisition and disposition program under which we may engage in transactions involving the acquisition or disposition of assets, products or businesses, some or all of which may be material. These transactions may entail risks and uncertainties and may affect ongoing business operations because of unknown liabilities, unforeseen administrative needs or the use of resources to integrate the acquired operations. Failure to identify liabilities, anticipate additional administrative needs or effectively integrate acquired operations could result in reduced revenues, increased administrative and other costs and customer dissatisfaction.

Terrorist Attacks

      The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could adversely affect us through, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health plans we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

Financial Outlook

      From time to time in press releases and otherwise, we may publish forecasts or other forward-looking statements regarding our future results, including estimated revenues, earnings per share and other operating and financial metrics. Any forecast of our future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and any number of them may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors (including those described in this discussion), many of which are beyond our control. As a result, we cannot assure that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, but instead are encouraged to utilize the entire publicly available mix of historical and forward-looking information, as well as other available information affecting us and our services, when evaluating our prospective consolidated results of operations.

General Economic Conditions

      Changes in economic conditions could affect our business and results of operations. The state of the economy affects our employer group renewal prospects and our ability to increase prices in some of our businesses. Although we are continuously striving to diversify our product offerings to address the changing needs of consumers, there can be no assurance that the effects of the current or a future downturn in economic conditions will not cause our existing customers to seek health coverage alternatives that we do not offer or will not result in significant loss of customers, or decreased margins on our continuing customers.

Stock Market

      The market prices of the securities of the publicly-held companies in the industry in which we operate have shown volatility and sensitivity in response to many factors, including general market trends, public communications regarding managed care, litigation and judicial decisions, legislative or regulatory actions, health care cost trends, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. We cannot assure the level or stability of the price of our securities at any time or the effect of the foregoing or any other factors on such prices.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table summarizes certain selected historical consolidated financial data of UnitedHealth Group which should be read in conjunction with the consolidated financial statements of UnitedHealth Group, and the notes thereto, incorporated by reference into this Prospectus. The financial data for the five years ended December 31, 2002 has been derived from the audited consolidated financial statements of UnitedHealth Group. The financial data as of and for the three months ended March 31, 2003 and 2002 has been derived from the unaudited condensed consolidated financial statements of UnitedHealth Group. In the opinion of UnitedHealth Group’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the three months ended March 31, 2003 and 2002 have been reflected therein. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the full year. On May 7, 2003, our Board of Directors declared a two-for-one split of our common stock in the form of a 100 percent common stock dividend. The stock dividend is payable on June 18, 2003, to shareholders of record on June 2, 2003. All per share calculations below reflect the two-for-one common stock split. We intend to increase our annual cash dividend on a post-split basis by maintaining our 3 cent per share annual dividend after the split, effectively doubling the dividend rate from its current level.

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998(1)

	(In millions, except per share data)
Consolidated Operating Results
Revenues	$6,975	$6,013	$25,020	$23,454	$21,122	$19,562	$17,355

Earnings (Loss) From Operations	$653	$482	$2,186	$1,566	$1,200	$943	$(42)
Net Earnings (Loss)	$403	$295	$1,352	$913	$736	$568	$(166)
Net Earnings (Loss) Applicable to Common Shareholders	$403	$295	$1,352	$913	$736	$568	$(214)
Return on Shareholders’ Equity (annualized)	36.3%	30.5%	33.0%	24.5%	19.8%	14.1%	na

Basic Net Earnings (Loss) per Common Share	$0.68	$0.48	$2.23	$1.46	$1.14	$0.82	$(0.28)
Diluted Net Earnings (Loss) per Common Share	$0.65	$0.46	$2.13	$1.40	$1.09	$0.80	$(0.28)

Common Stock Dividends per Share (annualized)	$0.030	$0.015	$0.015	$0.015	$0.008	$0.008	$0.008

Consolidated Cash Flows From Operating Activities	$725	$370	$2,423	$1,844	$1,521	$1,189	$1,071

Consolidated Financial Condition (As of period end)
Cash and Investments	$6,595	$5,441	$6,329	$5,698	$5,053	$4,719	$4,424
Total Assets	$14,445	$12,284	$14,164	$12,486	$11,053	$10,273	$9,675
Debt	$1,802	$1,510	$1,761	$1,584	$1,209	$991	$708
Shareholders’ Equity	$4,444	$3,849	$4,428	$3,891	$3,688	$3,863	$4,038
Debt-to-Total-Capital Ratio	28.9%	28.2%	28.5%	28.9%	24.7%	20.4%	14.9%

(1)	1998 results include operational realignment and other charges of $725 million, $175 million of charges related to contract losses associated with certain Medicare markets and other increases to commercial and Medicare medical costs payable estimates, and a $20 million convertible preferred stock redemption premium.

SELLING SHAREHOLDERS

      We may permit individuals or entities who have received or will receive the Shares covered hereby to use this prospectus to cover the resale of such Shares. The selling shareholders may act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the Shares being offered hereby: (i) on the NYSE, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders and any underwriter, dealer or agent who participate in the distribution of the Shares may be deemed to be “underwriters” under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We may agree to indemnify the selling shareholders against certain liabilities arising under the Securities Act.

      Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees may be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

      The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase the Shares as principal.

      In order to comply with the securities laws of certain states, if applicable, our common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our common stock may not be sold unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

EXPERTS

      The consolidated financial statements as of and for the year ended December 31, 2002 incorporated in this prospectus and elsewhere in the registration statement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations) which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

      With respect to the unaudited interim financial information for the periods ended March 31, 2003 and 2002 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

      On May 15, 2002, our Board of Directors and Audit Committee dismissed Arthur Andersen LLP as our independent public accountants, effective May 15, 2002, and engaged Deloitte & Touche LLP, effective May 16, 2002, to serve as our independent auditors for fiscal year 2002. Arthur Andersen LLP has informed us that it will no longer be able to issue written consents to the inclusion of its reports in our registration statements and has not consented to the incorporation by reference of its reports on our financial statements for the fiscal years ended December 31, 2001 and December 31, 2000 in this prospectus and elsewhere in this registration statement. Rule 437a of the Securities Act of 1933, as amended, permits us to include these reports on the financial statements incorporated by reference in this prospectus and elsewhere in the registration statement without the consent of Arthur Andersen LLP. Because Arthur Andersen LLP has not consented to the incorporation by reference of its reports in this prospectus and elsewhere in the registration statement, your ability to recover for claims against Arthur Andersen LLP will be limited. In particular, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omission to state a material fact required to be stated therein.

USE OF PROCEEDS

      We will receive no proceeds from the offering of the Shares other than the value of the assets and securities acquired by us in the acquisitions.

LEGAL MATTERS

      David J. Lubben, our General Counsel, will pass on the validity of the securities offered in this prospectus for us. Mr. Lubben beneficially owns less than 1% of our common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity (as defined) of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

      Our Bylaws provide for the indemnification of such persons, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521 of the Minnesota Business Corporation Act. We maintain a standard policy of directors and officers insurance.

Item 21.	Exhibits

5*		Opinion of David J. Lubben, General Counsel of UnitedHealth Group Incorporated, regarding legality.
15		Letter regarding Unaudited Interim Financial Information.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of David J. Lubben, General Counsel of UnitedHealth Group Incorporated (included in Exhibit 5 to this Registration Statement).
24	*	Power of Attorney.

*  Previously filed.

Item 22.	Undertakings

      Reg. S-K, Item 512(a) Undertaking: The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Reg. S-K, Item 512(b) Undertaking: The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Reg. S-K, Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Reg. S-K, Item 512(h) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      Form S-4, Item 22(b) Undertaking: The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      Form S-4, Item 22(c) Undertaking: The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective, to the extent required by General Instruction H.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this pre-effective amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on July 15, 2003.

UNITEDHEALTH GROUP INCORPORATED

By	/s/ DAVID J. LUBBEN

David J. Lubben, Secretary

      Pursuant to the requirements of the Securities Act of 1933, this pre-effective amendment no. 1 to registration statement has been signed by the following persons in the capacities indicated on July 15, 2003.

Signature	Title

/s/ WILLIAM W. MCGUIRE William W. McGuire, M.D.	Chief Executive Officer and Director (principal executive officer)

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial officer and principal accounting officer)

* William C. Ballard, Jr.	Director

* Richard T. Burke	Director

* James A. Johnson	Director

Thomas H. Kean	Director

* Douglas W. Leatherdale	Director

* Stephen J. Hemsley	Director

* Mary O. Mundinger	Director

* Robert L. Ryan	Director

Signature	Title

* Donna E. Shalala	Director

* William G. Spears	Director

* Gail R. Wilensky	Director

* By /s/ DAVID J. LUBBEN David J. Lubben As Attorney-In-Fact

EXHIBIT INDEX

Exhibit
Number		Description

5*		Opinion of David J. Lubben, General Counsel of UnitedHealth Group Incorporated, regarding legality.
15		Letter regarding Unaudited Interim Financial Information.
23.1		Consent of Deloitte & Touche LLP.
23	.2*	Consent of David J. Lubben, General Counsel of UnitedHealth Group Incorporated (included in Exhibit 5 to this Registration Statement).
24	*	Power of Attorney.

* Previously filed.